Delaware Group Equity Funds IV
2005 Market Street
Philadelphia, PA 19103-7094

July 2, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form N-14 for Delaware Group Equity Funds IV (the “Trust”) (File No. 333-167343) .

Ladies and Gentlemen:

Attached is a memorandum which summarizes the staff’s comments on the Registration Statement on Form N-14 and the Trust’s responses to such comments.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings with the U.S. Securities and Exchange Commission (the “Commission”).  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Trust’s filings may not foreclose the Commission from taking any action with respect to the Trust’s filings.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Very truly yours,

Delaware Group Equity Funds IV

By: /s/ David F. Connor
David F. Connor
Deputy General Counsel/Secretary
Delaware Group Equity Funds IV